

March 19, 2012

Via E-mail
Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

> **Re: Erickson Air-Crane Incorporated**
> **Amendment No. 10 to**
> **Registration Statement on Form S-1**
> **Filed March 6, 2012**
> **File No. 333-166752**

Dear Mr. Ryan:

We have received your response to our prior comment letter to you dated February 3, 2012 and have the following additional comments.

Prospectus Summary, page 1

Our Company, page 1

1. Please revise the sixth paragraph of this section and similar disclosure throughout the filing to clarify that no sales of Aircranes were associated with your backlog as of February 29, 2012 or February 28, 2011 as noted in the last full paragraph on page 100.

2. Refer to the third and fourth sentences of the seventh paragraph of this section. Please revise the fourth sentence to clarify how your cash flow from operations will provide you with sufficient liquidity to operate your business when the third sentence discloses the cash used in operations for December 31, 2011 and 2010. Please revise similar disclosure located elsewhere in the prospectus.

Recent Developments, page 6

3. We note your disclosure in the fourth bullet point that the terms of a binding agreement between you and THK remain subject to negotiation. Please revise to

Charles Ryan
Erickson Air-Crane Incorporated
March 19, 2012
Page 2

clarify the status of such negotiation and, if possible, when you anticipate such negotiations will be concluded.

Risks Related to Our Business, page 8

4. Please revise to discuss the November 2011 reduction-in-force. Additionally, please clarify whether the reduction-in-force incurred with respect to the Aerial Services segment or Manufacturing/MRO segment.

5. Please revise the sixth bullet point of this section to include disclosure regarding the percentage of your revenues received from and the amount of accounts receivable attributable to your largest customers, including the U.S. Forest Service and Samling Global, in 2010 and 2011.

6. Please revise the tenth bullet point of this section to provide the date that your senior credit facility matures and the date that the customer could exercise the put option.

The Commercial Heavy-Lift Helicopter Industry, page 77

7. Please consider updating this section as appropriate in the next amendment. We note, for example, the chart on page 80 is through 2008 and the chart on page 83 provides estimated amounts for 2010.

Exhibits

8. Please revise to file your non-binding letter of intent with THK as an exhibit to your next amendment or advise.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Douglas A. Tanner, Esq.
       Milbank, Tweed, Hadley & McCloy LLP